# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EASTMAN KODAK CO, CIK 0000031235
CUSIP: 277461406
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 343 STATE ST, ROCHESTER, New York (NY), 14650-0910
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000807985

## Reporting persons
- Southeastern Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Longleaf Partners Small-Cap Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- O. Mason Hawkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: EASTMAN KODAK CO
Address of issuer's principal executive offices: 343 STATE ST, ROCHESTER, NY, 14650-0910

## Item 2. Person Filing
Name of person filing:
(1) Southeastern Asset Management, Inc., ("Southeastern")
(2) Longleaf Partners Small-Cap Fund, ("Longleaf")
(3) Mr. O. Mason Hawkins, ("Mr. Hawkins")
Address of principal business office or, if none, residence:
For all Reporting Persons:
5100 Poplar Avenue, Suite 2450, Memphis, TN 38137
Citizenship:
(1) Southeastern - Tennessee
(2) Longleaf - Massachusetts
(3) Mr. Hawkins - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) Southeastern - 0
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Percent of class: 0
Sole power to vote or to direct the vote:
(1) Southeastern - 0
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Shared power to vote or to direct the vote:
(1) Southeastern - 0
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Sole power to dispose or to direct the disposition:
(1) Southeastern - 0
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Shared power to dispose or to direct the disposition:
(1) Southeastern - 0
(2) Longleaf - 0
(3) Mr. Hawkins - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of December 5, 2025.

Southeastern Asset Management, Inc.
By /s/ Andrew R. McCarroll
Andrew R. McCarroll, Vice President and General Counsel

Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.
/s/ Andrew R. McCarroll
Andrew R. McCarroll, Vice President and General Counsel

O. Mason Hawkins, Individually
/s/ O. Mason Hawkins

## Signatures
- Southeastern Asset Management, Inc.: /s/ Andrew R. McCarroll, Andrew R. McCarroll, Vice President and General Counsel (12/05/2025)
- Longleaf Partners Small-Cap Fund: /s/ Andrew R. McCarroll, Andrew R. McCarroll, Vice President and General Counsel (12/05/2025)
- O. Mason Hawkins: /s/ O. Mason Hawkins, O. Mason Hawkins, Individually (12/05/2025)